EXHIBIT 99.7

Chunghwa Telecom announces its operating results for February 2015

Date of events: 2015/03/10

Contents:

1.	Date of occurrence of the event: 2015/03/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom today announced its unaudited financial results for February 2015. Consolidated revenue was NT$19.09 billion, an increase of 4.3% compared to the corresponding period in 2014. Operating costs and expenses were NT$14.95 billion, an increase of 7.1% year-over-year. Operating income was NT$4.12 billion, a decrease of 4.8% year-over-year. Pretax income was NT$4.40 billion, an increase of 0.3% year-over-year. Net income attributable to stockholders of the parent company was NT$3.74 billion, an increase of 3.4% year-over-year. EPS was NT$0.48. Mobile value-added service revenue increased by 17.4% due to the growth of mobile internet subscriber base and handset sales increased by 2.7% as well. The increase offset the 6.0% decrease in mobile voice resulting from VoIP substitution and market competition. Therefore, mobile communications business revenue increased by 3.5% year-over-year. Broadband access revenue increased 0.4% while HiNet ISP revenue remained flat year-over-year. ICT revenue increased year-over-year. For traditional fixed line services, local service revenue decreased by 3.7% due to mobile and VOIP substitution. The increase of operating costs and expenses was mainly attributable to the higher costs of goods sold, amortization and ICT project expenses, which offset the decrease of maintenance expenses.

8.	Countermeasures: None

9.	Any other matters that need to be specified: N.A.